                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. __)(1)

                               ENDWAVE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    29264A206
                                 (CUSIP Number)

                             ARTHUR STEINBERG, ESQ.
                    AS THE RECEIVER, C/O KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 13, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f), or 240.13d-1(g),
check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1.                 NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Wood River Capital Management, L.L.C.
--------------------------------------------------------------------------------
2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY
--------------------------------------------------------------------------------
4.                 SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
5.                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(D) OR 2(E)                            [X]
--------------------------------------------------------------------------------
6.                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
               7.  SOLE VOTING POWER
                   -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.  SHARED VOTING POWER
BENEFICIALLY       4,289,018
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING        -0-
   PERSON      -----------------------------------------------------------------
    WITH       10. SHARED DISPOSITIVE POWER
                   4,289,018
--------------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,289,018
--------------------------------------------------------------------------------
12.                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------------
13.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   39.8
--------------------------------------------------------------------------------
14.                TYPE OF REPORTING PERSON*
                   IA, OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 2 of 13 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1.                 NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Wood River Associates, L.L.C.
--------------------------------------------------------------------------------
2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY
--------------------------------------------------------------------------------
4.                 SOURCE OF FUNDS*
                   AF
--------------------------------------------------------------------------------
5.                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(D) OR 2(E)                            [X]
--------------------------------------------------------------------------------
6.                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
               7.  SOLE VOTING POWER
                   -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.  SHARED VOTING POWER
BENEFICIALLY       4,289,018
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING        -0-
   PERSON      -----------------------------------------------------------------
    WITH       10. SHARED DISPOSITIVE POWER
                   4,289,018
--------------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,289,018
--------------------------------------------------------------------------------
12.                CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
                   EXCLUDES CERTAIN SHARES*                                  [ ]
--------------------------------------------------------------------------------
13.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   39.8
--------------------------------------------------------------------------------
14.                TYPE OF REPORTING PERSON*
                   HC, OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 3 of 13 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1.                 NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Wood River Partners, L.P.
--------------------------------------------------------------------------------
2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY
--------------------------------------------------------------------------------
4.                 SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
5.                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEMS 2(D) OR 2(E)                                     [X]
--------------------------------------------------------------------------------
6.                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
               7.  SOLE VOTING POWER
                   -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.  SHARED VOTING POWER
BENEFICIALLY       2,451,042
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING        -0-
   PERSON      -----------------------------------------------------------------
    WITH       10. SHARED DISPOSITIVE POWER
                   2,451,042
--------------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,451,042
--------------------------------------------------------------------------------
12.                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES*                                                   [ ]
--------------------------------------------------------------------------------
13.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   22.7
--------------------------------------------------------------------------------
14.                TYPE OF REPORTING PERSON*
                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                                   Page 4 of 13 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Wood River Partners Offshore, Ltd.
--------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3                  SEC USE ONLY
--------------------------------------------------------------------------------
4                  SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
5                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                   TO ITEMS 2(D) OR 2(E)                                     [X]
--------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                   Cayman Islands
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
                   -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY       1,837,976
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-
   PERSON      -----------------------------------------------------------------
    WITH       10  SHARED DISPOSITIVE POWER
                   1,837,976
--------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,837,976
--------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           [ ]
--------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   17.1
--------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON*
                   CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 5 of 13 Pages

CUSIP NO. 29264A206

--------------------------------------------------------------------------------
1.                 NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Arthur Steinberg, Esq. as the Receiver (1)
--------------------------------------------------------------------------------
2.                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3.                 SEC USE ONLY
--------------------------------------------------------------------------------
4.                 SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
5.                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
--------------------------------------------------------------------------------
6.                 CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
--------------------------------------------------------------------------------
               7.  SOLE VOTING POWER
                   -0-
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.  SHARED VOTING POWER
BENEFICIALLY       4,289,018(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.  SOLE DISPOSITIVE POWER
  REPORTING        -0-
   PERSON      -----------------------------------------------------------------
    WITH       10. SHARED DISPOSITIVE POWER
                   4,289,018(1)
--------------------------------------------------------------------------------
11.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,289,018(1)
--------------------------------------------------------------------------------
12.                CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                   SHARES*                                                   [ ]
--------------------------------------------------------------------------------
13.                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   39.8(1)
--------------------------------------------------------------------------------
14.                TYPE OF REPORTING PERSON*
                   OO (Receiver)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1) See Item 5 herein.


                                   Page 6 of 13 Pages

                                  INTRODUCTION

          On October 13, 2005, Arthur Steinberg, Esq. was appointed receiver (the "Receiver") of Wood River Capital Management, L.L.C., Wood River Associates, L.L.C., Wood River Partners, L.P., Wood River Partners Offshore, Ltd. and their respective subsidiaries, successors and assigns (collectively, the "Wood River Entities") pursuant to the Order described in Item 4. A
Schedule 13D was previously filed with the Securities and Exchange Commission (the "Commission") on October 7, 2005, by the Wood River Entities and John H. Whittier purporting to reflect the acquisition and beneficial ownership of the shares set forth herein by the Wood River Entities and Mr. Whittier (the "Existing Schedule 13D"). This Schedule 13D is being filed by the Receiver and the Wood River Entities to primarily reflect the Receivers' initial acquisition of beneficial ownership of the shares set forth herein due to his duties and responsibilities as the Receiver pursuant to the Order. Mr. Whittier is not a Filer (as defined herein) with respect to this Schedule 13D. The information contained in this Schedule 13D regarding the Wood River Entities, Mr. Whittier and the shares of Common Stock that may be beneficially owned by the Filers is solely based on the information contained in the Existing
Schedule 13D, as the Receiver has not yet obtained any information or had access to the books, records or accounts of the Wood River Entities or otherwise been able to determine or verify the amount of shares of Common Stock that may be beneficially owned by the Receiver or the Wood River Entities or the other information contained herein. The Receiver is in the process of confirming and verifying the facts and circumstances stated in this Schedule 13D, and therefore, all statements made herein are made based upon the Receiver's and the Wood River Entities' current information and belief and subject to confirmation, correction, change and future amendment.

Item 1. Security and Issuer.

     This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock") of Endwave Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 776 Palomar Avenue, Sunnyvale, CA 94085.

Item 2. Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a)  Wood River Capital Management, L.L.C. (the "Adviser"),
          Wood River Associates, L.L.C. (the "General Partner"),
          Wood River Partners, L.P. (the "Partnership"),
          Wood River Partners Offshore, Ltd. (the "Offshore Fund") and
          John H. Whittier ("Whittier"). Whittier is not a Filer with respect to this Schedule 13D. Whittier was the controlling owner and manager of the Adviser and the General Partner.

          This Schedule 13D is also being filed on behalf of Arthur Steinberg, Esq., solely in his capacity as the Receiver of the Wood River Entities pursuant to the Order described in Item 4 (the "Receiver," collectively with the Adviser, the General Partner, the Partnership, and the Offshore Fund, the "Filers").

     (b) The business address of the Filers and John H. Whittier, except for the Offshore Fund and the Receiver is:

          100 S. Leadville
          3rd Floor, Box 7050
          Ketchum, Idaho 83340

          The business address of the Offshore Fund is:

          c/o Campbell's Corporate Services
          P.O. Box 268GT
          Scotiabank Building, Georgetown
          Grand Cayman, Cayman Islands


                               Page 7 of 13 Pages

          The business address of the Receiver is:
          c/o Kaye Scholer LLP
          425 Park Avenue
          New York NY 10022

     (c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

          The Adviser is an investment adviser and is the investment adviser to the Partnership and the Offshore Fund. The Partnership and the Offshore Fund are principally engaged in the business of making investments. The General Partner is the general partner of the Partnership. Whittier was the controlling owner and manager of the Adviser and the General Partner. The business address of the Adviser, the Partnership, the Offshore Fund, the General Partner and Whittier are set forth above.

          The Receiver's principal occupation is an attorney and partner at Kaye Scholer LLP, a law firm, and his business address is set forth above.

     (d) During the last five years, none of the Wood River Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Wood River Entities and Whittier (and their officers, agents, servants, attorneys, successors-in-interest and certain others) are presently a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in the Wood River Entities and Whittier (and their officers, agents, servants, attorneys, successors-in-interest and certain others) becoming subject to a preliminary injunction (pending entry of a final judgment) enjoining future violations of and prohibiting and mandating activities subject to, Federal securities laws. See Item 5 and the Order attached hereto. Specifically, the Wood River Entities are preliminarily enjoined from violating, directly or indirectly:

               (1) Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C. Section 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. Section 240.10b-5], by using any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security: (a) to employ any device, scheme, or artifice to defraud; (b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or (c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person;

               (2) Section 17(a) of the Securities Act of 1933 [15 U.S.C.
               Section 77q(a)], by, in the offer or sale of any security using any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly: (a) to employ any device, scheme, or artifice to defraud; (b) to obtain money or property by means of any untrue statement of a material fact or any omission of a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (c) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser;

               (3) Section 13(d) of the Exchange Act [15 U.S.C. Section 78m(d)] and Rules 13d-1 and 13d-2 thereunder [17 C.F.R. Section 240.13d-1 and 240.13d-2] by failing to: (a) within ten days of acquiring beneficial ownership of more than five percent of any equity security registered pursuant to Section 12 of the Exchange Act:
               (i) file a complete and accurate schedule 13D with the Commission; and (ii) send to the issuer of such security, and each exchange where such security is traded, a statement describing the purchases and other information; or (b) amend a
               Schedule 13D if there is any material change


                               Page 8 of 13 Pages
               in the beneficial ownership position in the security noted therein, or any other facts set forth in a previously filed
               Schedule 13D; and

               (4) Section 16(a) of the Exchange Act [I5 U.S.C. Section 78p(a)], and Rules 16a-2 and 16a-3 thereunder [17 C.F.R. Section 240.16a-2 and 240.16a-3], by failing to file timely with the Commission (and, if such security is registered on a national securities exchange, also with the exchange), as a direct or indirect beneficial owner of more than 10 percent of any class of any equity security (other than an exempted security) which is registered pursuant to Section 12 of the Exchange Act [15
               U.S.C. Section 78l], or as a director or an officer of the issuer of such security: (a) at the time of the registration of such security on a national securities exchange or by the effective date of a registration statement filed pursuant to Section 12(g) of the Exchange Act [I5 U.S.C. Section 78l(g)], or within ten days after becoming such a beneficial owner, director, or officer, a statement on Form 3 [17 C.F.R. Section 249.103], Initial Statement of Beneficial Ownership of Securities, of the amount of all equity securities of such issuer of which he is the beneficial owner; (b) within ten days after the close of each calendar month thereafter, if there has been a change in such ownership during such month, a statement on Form 4 [17 C.F.R.Section 249.104], Statement of Changes in Beneficial Ownership of Securities, indicating ownership at the close of the calendar month and such changes in ownership as have occurred during such calendar month; and (c) within forty-five days of the issuer's year-end, a statement on Form 5 [17 C.F.R. Section 249.105], Annual Statement of Beneficial Ownership of Securities, disclosing, among other things, all holdings and transactions that should have been, but were not, reported on Forms 3, 4, or 5 during the most recent fiscal year.

               In addition, the Adviser, the General Partner and Whittier (and their officers, agents, servants, attorneys, successors-in-interest and certain others) are preliminarily enjoined (pending receipt of a final judgment) from, by use of the mails or any means or instrumentality of interstate commerce : (1) employing any device, scheme, or artifice to defraud; and/or (2) engaging in any act, practice or course of business which would operate as a fraud or deceit upon any client or prospective client, in violation of Section 206(1) and (2) of the Investment Advisers Act of 1940 [15 U.S.C. Section 80b-6(1) and
               (2)].


          The Receiver has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Receiver becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Adviser is a Delaware entity.
          The General Partner is a Delaware entity.
          The Partnership is a Delaware entity.
          The Offshore Fund is a Cayman Islands entity.
          Whittier is a citizen of the United States.
          The Receiver is a citizen of the United States.

Item 3. Source and Amount of Funds and Other Consideration.

     See Item 4.

     The Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein due to being appointed the Receiver of the Wood River Entities pursuant to the Order. The Wood River Entities hold the shares of Common Stock reported herein. See Item 5.


                               Page 9 of 13 Pages

Item 4. Purpose of Transaction.

     The Wood River Entities acquired the Common Stock for investment purposes. The Filers acknowledge that this Schedule 13D is incomplete. See the Introduction hereof. Nonetheless, they are filing now to avoid further delay in disclosing the amount of Common Stock that each of them currently holds. The Receiver and the Wood River Entities intend to amend this Schedule 13D as soon as is practically possible to disclose, among other potential matters, the source and amount of funds used to purchase the Common Stock and the transactions required to be reported in Item 5 and to address the other matters set forth in the Introduction hereof.

     Pursuant to an order of the United States District Court for the Southern District of New York (the "Court"), dated October 13, 2005, in connection with the Commission v. the Adviser, the General Partner, Whittier, the Partnership, and the Offshore Fund (the "Order"), Arthur Steinberg, Esq. was appointed as the Receiver of the Wood River Entities and granted the powers and authority described in the Order.

     Due to the powers and authority conveyed upon the Receiver by the Order, the Receiver may be deemed to share beneficial ownership of the shares of Common Stock reported herein. See Item 5.

     Pursuant to Section 13 of the Order, the Receiver is authorized, empowered and directed to perform, among others, the following duties and responsibilities at all times with a view towards, first, locating, preserving and protecting all of the Wood River Entities' assets, and second, maximizing returns to investors in the Wood River Entities: (i) locate and take immediate possession and control of all assets of every kind whatsoever and wherever located owned by, controlled by, belonging to, or traceable to the Wood River Entities, whether tangible, intangible, real, equitable, personal, realized, unrealized or otherwise (the "Assets"), and to hold, manage, and administer such Assets as is required to comply with and effectuate the directives of the Order; (ii) assume control of, and be named as authorized signatory for, all accounts at any bank, brokerage firm, or financial institution which has possession, custody or control of any Assets (the "Accounts"); (iii) manage, retain, sell and/or liquidate the Accounts as necessary and appropriate to comply with and effectuate the directives of the Order; (iv) take all reasonable and necessary actions to manage, maintain, and wind-down business operations of the Wood River Entities, including making legally required payments to creditors, employees and agents of the Wood River Entities; (v) communicate with vendors, investors, and others, as required to comply with and effectuate the purposes of the Order; (vi) make or authorize such payments and disbursements from the Assets, and incur, or authorize the incurrence of such expenses and make, or authorize the making of such agreements as the Receiver deems reasonable and necessary in discharging the Receiver's duties; and (vii) develop a plan with respect to the retention, liquidation, and/or distribution of all remaining Assets to investors in the Wood River Entities.

     Accordingly, the Filers may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, in each case in accordance with applicable law.

     A copy of the Order is attached hereto and incorporated herein by this reference.

     Except to the extent that the matters discussed in this Schedule 13D may be deemed a plan or proposal, none of the Filers has any plans or proposals which relate to, or could result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. The Filers reserve the right to change their intentions with respect to all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

     (a) The purported beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer's cover page.

          Pursuant to the Order described in Item 4, the Receiver may be deemed to beneficially own 4,289,018 shares of Common Stock, which constitute approximately 39.8% of the outstanding shares of Common Stock (based on 10,763,546 shares of Common Stock outstanding as of July 29, 2005, according to the Issuer's most recent Form 10-Q/A filed September 23, 2005).

          The Receiver may be deemed to beneficially own 2,451,042 shares of Common Stock purportedly held by Wood River Partners, L.P. Such shares, which constitute approximately 22.7% of the outstanding shares of Common Stock (based on 10,763,546 shares of Common Stock outstanding as of July 29, 2005, according to the Issuer's most recent Form 10-Q/A filed September 23, 2005).

          The Receiver may be deemed to beneficially own 1,837,976 shares of Common Stock purportedly held by Wood River Partners Offshore, Ltd., which constitute approximately 17.1% of the outstanding shares of Common Stock (based on


                               Page 10 of 13 Pages

10,763,546 shares of Common Stock outstanding as of July 29, 2005, according to the Issuer's most recent Form 10-Q filed September 23, 2005).

     The Receiver may also be deemed to beneficially own the shares of Common Stock purported to be beneficially owned by the Adviser and the General Partner.

     (b), (d) Each Filer's purported current holdings of the Common Stock is reflected on that Filer's cover page. The Adviser is an investment adviser with the power to invest in, vote and dispose of the Common Stock on behalf of its clients including the Partnership and the Offshore Fund. Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. The Adviser and the General Partner share beneficial ownership of the purported Common Stock held by the Partnership and the Offshore Fund reflected on that Filer's cover page.

          Mr. Whittier is not a Filer of this Schedule 13D.

          The Receiver may be deemed to have shared power to direct the voting and disposition of 4,289,018 shares of Common Stock purportedly held in the aggregate by the Wood River Entities and such Wood River Entities may be deemed to have shared power to direct the voting and disposition with the Receiver of the shares of Common Stock held thereby as reflected on such Wood River Entity's cover page.

     (c) See the Filers' response to Item 4.

          Arthur Steinberg, Esq. was appointed the Receiver for the Wood River Entities pursuant to the Order on October 13, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The General Partner is the general partner of the Partnership, pursuant to the Partnership's agreement of limited partnership. The Adviser is the investment adviser to the Partnership and the Offshore Fund pursuant to their investment advisory agreements. Those agreements give the Adviser the authority, among other things, to invest the funds of the Partnership and the Offshore Fund in the Common Stock, to vote and dispose of Common Stock and to file this statement on their behalf. Pursuant to the Partnership's agreement of limited partnership and the Adviser's investment advisory agreement with the Offshore Fund, the Adviser and the General Partner are entitled to allocations based on assets under management and realized and unrealized gains from the Partnership.

     The General Partner and the Adviser are filing this Schedule 13D jointly and constitute a group, within the meaning of Rule 13d-5(b) under the Exchange Act, but disclaim membership in a group with any other person. Each of the Receiver, the Partnership and the Offshore Fund is filing this Schedule 13D jointly with the other Filers, but not as a member of a group, and each expressly disclaims membership in a group. In addition, the filing of this
Schedule 13D on behalf of the Partnership or the Offshore Fund should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Exchange Act, of any of the securities covered by this Schedule 13D.

     For a description of the Order see Item 4. The Order is attached as an Exhibit hereto.

Item 7. Material to be Filed as Exhibits.

     (a) Order of the United States District Court for the Southern District of New York, dated October 13, 2005.

     (b) Joint Filing Agreement.


                               Page 11 of 13 Pages

                                    SIGNATURE

     Subject to the information set forth in the Introduction hereof, after reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

October 21, 2005                        ARTHUR STEINBERG, ESQ,as the Receiver
                                        of Wood River Capital Management,
                                        L.L.C., Wood River Associates, L.L.C.,
                                        Wood River Partners, L.P. and Wood
                                        River Partners Offshore, Ltd., to the
                                        extent contemplated by the Order dated
                                        October 13, 2005, entered in the
                                        Receivership case in the United States
                                        District Court for the Southern
                                        District of New York


                                        By: /s/ Arthur Steinberg
                                            ------------------------------------
                                            Name: Arthur Steinberg
                                            Title: Receiver


                               Page 12 of 13 Pages

                                INDEX TO EXHIBITS

Exhibit
-------
   1.     Order of the United States District Court for the Southern District of
          New York, dated October 13, 2005

   2.     Joint Filing Agreement


                               Page 13 of 13 Pages